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                                                                    Exhibit 4.2



                                  AMENDMENT TO
                             TUTOGEN MEDICAL, INC.
               1996 INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN

         The Board of Directors and its shareholders have approved the following amendment to the Company's 1996 Incentive and Non-statutory Stock Option Plan:

         3.1 Shares Subject to Plan. The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued common stock, par value $.01 per share ("Common Stock"). The total number of shares that may be issued pursuant to options granted under the Plan shall not exceed 2,500,000 shares of Common Stock.




Date: April 27, 2000